NR07-05	March 16, 2007

ITH Signs Option Agreements to Earn Interests in Two Gold Projects in Nevada

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or “the Company”) - (TSXV: ITH, OTCBB: ITHMF, Frankfurt: IW9) is pleased to announce the signing of two binding letters of intent, each dated March 15, 2007, with Redstar Gold Corp. of Vancouver, B.C. (TSXV: RGC), pursuant to which ITH can earn up to a 70% interest in two gold projects, referred to as North Bullfrog and Painted Hills, located in established producing gold belts in Nevada.  ITH believes that these two projects offer significant new discovery potential with quality untested targets.

The North Bullfrog project is a bulk tonnage gold target located to the north of the historic Bullfrog gold mine (operated by Barrick Gold Corp. with historical gold production of 2.4 million ounces gold).  The North Bullfrog project has a number of large gold anomalies and historically-mined high-grade vein mineralization with an extensive, although patchwork, exploration history which has left a number of highly attractive targets untested.

The Painted Hills project is a high-grade, epithermal gold-silver vein target located 50 kilometres northwest of the Sleeper deposit (historic production of 1.7M ounces gold).  The mid-Miocene aged Painted Hills project has never been drill tested in spite of its extensive alteration system and strong geochemical anomaly.

“ITH management has an extensive exploration history in Nevada and is focused on a strategic entry into this highly competitive and very productive region,” stated Jeff Pontius, President and CEO.  “Strategically located in the world’s second largest gold province, these Nevada projects will offer us year round exploration opportunities to compliment our seasonal Alaskan programs.  Significantly, our team has managed a number of exploration initiatives in Nevada, most recently for AngloGold Ashanti North America Inc. (“AngloGold”), and has an intimate knowledge of the opportunities in the region”.

Key terms of the agreements are listed below:

  ITH can earn an initial 60% interest in each project by making payments and exploration expenditures and has the option to earn an additional 10% interest (aggregate 70%) by funding all expenditures to take a project to feasibility.  There is no time limit by which a feasibility study is required to be delivered.
  North Bullfrog:  To earn its initial 60% interest, ITH must make total payments of USD 190,000 and incur total expenditures of USD 4,000,000 over 4 years to March 15, 2011.  The first year requirement is a payment of USD 20,000 on TSX Venture Exchange (“TSXV”) acceptance plus exploration expenditures of USD 500,000.  The second payment of USD 30,000 is due in 18 months.
  Painted Hills:  To earn its initial 60% interest, ITH must make total payments of USD 170,000 and incur total expenditures of USD 2,500,000 over 4 years to March 15, 2011.  The first year requirement is a payment of USD 20,000 on TSXV acceptance plus exploration expenditures of USD 250,000.  The second payment of USD 20,000 is due in 18 months.
  ITH is also required to issue an aggregate of 20,000 shares to Redstar, as to 5,000 on each on September 15, 2008, March 15, 2009, March 15, 2010 and March 15, 2011 so long as ITH is earning into at least one of the North Bullfrog or Painted Hills projects.
  Redstar will act as operator for both projects for 2007.
  AngloGold has a one time election to back-in on these two projects by incurring USD 1,500,000 in expenditures to earn a 60% interest (leaving ITH and Redstar with a combined 40% interest), which is triggered after the first USD 750,000 is spent on a project.  Should Anglo elect to back-in on either project, the ITH earn-in requirements and payments would be adjusted to reflect its new interest (either 24% or 28%) in that project.

The agreements with respect to the North Bullfrog and Painted Hills projects are subject to the acceptance for filing thereof by the TSXV on behalf of ITH.

North Bullfrog Project

The North Bullfrog District covers an area of 12 square kilometres and represents a very large, low-sulphidation, epithermal gold system hosted in volcanic and sedimentary rocks.  It is located 8 kilometres north of the historical Bullfrog Mine, which produced 2.4M ounces of gold.  At North Bullfrog, historical production in the early 20th century came from high-grade vein systems that remain open along strike and down dip.  More recent exploration has shown potential for large bulk tonnage systems hosted in favourable units with additional potential for higher grade structurally controlled zones similar to the deposits in the main Bullfrog District to the south.  Redstar has completed the initial surface work required to define the primary target opportunities on the property and the project is ready to move to the discovery drill phase.  ITH will focus its exploration on drilling several of the untested structural targets within the large low-grade zones which it believes could lead to the definition of a large deposit.

Sierra Blanca Target
Jolly Jane Target
Savage Target
Connection Target
Pioneer Target
Mayflower Target
N
Soil Au (ppm)
0.16 to 0.89
0.055 to 0.16
0.014 to 0.055
-0.001 to 0.014
Rock Au (ppm)
2.1 to 11.4
0.4 to 2.1
0.1 to 0.4
-0.1 to 0.1
0
1
2
kilometers

North Bullfrog Project Area Map
(showing gold in soil and rock chip samples with major target areas highlighted)

Painted Hills Project

The Painted Hills project is centered on a large epithermal vein/alteration system with abundant trace element mineralization and scattered low level gold values.  The age of the system is similar to other productive gold systems in this region.  The type and scale of the alteration is suggestive of high-grade vein potential deeper in the system, which is ITH’s initial target for the project.  The project also has untested shallow pediment targets to the east of the main outcropping system, analogous to the Sleeper Deposit (which produced 1.7M ounces of gold and 2.3M ounces of silver) which was discovered beneath the pediment adjacent to a weakly mineralized range front occurrence.  Redstar has completed key surface work to define the primary target opportunities on the property and ITH will quickly advance it to drilling following a ground geophysical survey to define specific pediment targets.

Conceptual cross section of the Painted Hills target model

The Company is pleased to enter this region in partnership with Redstar, who have defined a number of quality opportunities in the region and are aggressively pursuing new discovery projects.  Scott Weekes, President of Redstar, stated “Redstar is pleased to have attracted the ITH group as partners in Nevada.  ITH is an extremely aggressive explorer with a very strong technical team that will complement Redstar’s approach to exploration in Nevada.  ITH’s philosophy of adding value through discovery means the North Bullfrog and Painted Hills projects will see aggressive drill programs in 2007.”

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Pontius is the President and CEO of ITH.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold and base metal discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, the Company's ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its US disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.